EXHIBIT 2

Chunghwa Telecom holds investor conference call for the first quarter of 2012 operation results

Date of events: 2011/04/23

Contents:

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/04/30

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Teleconference

3.Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir at 4:00pm Taipei Time Apr. 30, 2012.

4.If a press release is distributed, the content of the press release: None

5.Any other matters that need to be specified: None